Exhibit 99.1

 May 2023 I Nasdaq: MDWD  Next-Generation Enzymatic Therapeuticsfor Non-Surgical Tissue Repair

 2  Cautionary Note Regarding Forward-Looking Statements  This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws, including but not limited to the statements related to the commercial potential of our products and product candidates, the anticipated development progress of our products and product candidates, and our expected cash runaway. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Important factors that could cause such differences include, but are not limited to the uncertain, lengthy and expensive nature of the product development process; market acceptance of our products and product candidates; the timing and conduct of our studies of our product candidates; our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; our ability to maintain adequate protection of our intellectual property; competition risks; and the need for additional financing. These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2023, and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law  Certain studies and data presented herein have been conducted for us by other entities as indicated where relevant. Intellectual property, including patents, copyrights or trade secret displayed in this presentation, whether registered or unregistered, are the intellectual property rights of MediWound. MediWound's name and logo and other MediWound product names, slogans and logos referenced in this presentation are trademarks of MediWound Ltd. and/or its subsidiaries, registered in the U.S.A., EU member states and Israel.  NexoBrid development has been supported in part with federal funding from U.S. Biomedical Advanced Research and Development Authority (BARDA), Administration for Strategic Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS), under ongoing USG Contract numbers HHSO100201500035C and HHSO100201800023C. Contract number HHSO100201500035C provides funding and technical support for the pivotal U.S. Phase 3 clinical study (DETECT) and the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) in the U.S. Additional projects for evaluation of NexoBrid funded under the BARDA contract include randomized, controlled pivotal clinical trial for use in pediatric population, establishment of a pre-emergency use data package and development of the health economic model to evaluate the cost savings impact to enable market adoption in the United States.  We maintain our books and records in U.S. dollars and report under IFRS.

Company Highlights

Validated enzymatic technology platform

FDA/EMA/PMDA approvals
14 successful clinical trials
120+peer reviewed publications

Diversified portfolio

NexoBrid® - 2022 revenues: $26.5M
EscharEx® - **$2B*** opportunity

cGMP certified sterile manufacturing facility

Provides capacity to scale revenue growth

Global strategic partnerships

BARDA, Vericel, DoD (US), Kaken (JP), BSV (IN)

Solid balance sheet & strong investor base

Cash of ~$57M

*TAM - targeted addressable market; Source: Oliver Wyman market research

MediWound | 3

 4  Leadership Team  Nachum (Homi) Shamir  Chairman of the Board  Ofer Gonen  Chief Executive Officer  Dr. Ety Klinger  Chief R&D Officer  Tzvi Palash  Chief Operating Officer  Hani Luxenburg  Chief Financial Officer  Dr. Robert J. Snyder  Chief Medical Officer  Barry Wolfenson  EVP Strategy & Corp Dev.

 5  Clinically and Commercially Validated Protein-Based Therapies  Pineapple stem harvest  Protein  extraction  Purification, enrichment, stabilization  Complex mixture of proteolytic enzymes  Images modified from Labster theory and bioinfo  Healthy skin  Damaged skin  Selective enzymes quickly target only non-viable tissue  Viable tissues preserved; healing begins  Proprietary IP protected manufacturing process

Multibillion Dollar Portfolio

Commercial



NexoBrid®

Disruptive therapy for burn care

Indication: Eschar removal of deep partial and full thickness burns

Classification: Orphan biological drug

Target users: Hospitalized patients

Substantial U.S. government support

Development status: FDA/EU/JP approved

TAM* (U.S.): **>$300M**

Pipeline


EscharEx

EscharEx®

Next-gen enzymatic therapy for wound care**

Indication: Debridement of chronic / hard-to-heal wounds

Classification: Biological drug - optimized for outpatient setting

Development status: **Phase III ready**

TAM* (U.S.): **>$2B**

Pipeline


MW005

MW005

Biotherapy for non-melanoma skin cancers**

Indication: Treatment of non-melanoma skin cancers

Classification: Biological drug - optimized for outpatient setting

Development status: Phase I/II

TAM* (U.S.): **>$1B**

*TAM - targeted addressable market; Source: Oliver Wyman market research
**Investigational drug

MediWound 6

 Burn eschar removal in adults  Pediatric indication for burns  Expanded access protocol  Sulfur mustard injuries  Battlefield treatment   Debridement of VLUs  Debridement of VLU/DFU/post-op  Pharmacology study VLU/DFU  BCC (topical)  Tissue disorders (injectable)  7  Pipeline  Development  Phase I  Phase II  Phase III  Registration  Market  MW005  MW003  Approved  Study completed  On-going  DoD funded  P2 Study completed  P2 Study completed  P1/2 On-going  P1 ready  P3 ready – initiation in H2/2023  BARDA funded

 8  Upcoming Milestones  2023  Phase I/II results  MW005   Phase I/II data  2024  NexoBrid®  US commercial launch  FDA approval  FDA pediatric label extension submission  Marketing approval in JP/IN  EU pediatric label extension approval     Meetings with FDA  EscharEx®   CHMP scientific advice  Phase III initiation  Phase II results  JP/IN commercial launch     2022  FDA feedback on Phase III protocol

Financial Highlights

BALANCE SHEET

$57M in cash*
as of December 31, 2022

Cash runway - through profitability

High quality investor base

REVENUES

2022 revenues of **~$26.5M**
NexoBrid is profitable

2023 Product revenues
>30% growth

2023 Product **gross margin >50%**;
scale-up drives further increase

COMMERCIALIZATION

Global expansion via strategic collaborations (Vericel, Kaken, BSV, GAG)

Up to **$216M** support by BARDA

EU direct sales force; focus on EU-5 (CAGR >20%)

Nasdaq | MDWD

ANALYSTS:

- Josh Jennings, MD, Cowen
- Francois Brisebois, Oppenheimer
- Jason McCarthy, Ph.D, Maxim
- Swayampakula Ramakanth, PhD, HCW
- David Bouchey, Aegis

* Cash, cash equivalents and short-term bank deposits

MediWound | 9

 Early, effective and selective non-surgical eschar removal for severe burns  Approved in the U.S., EU, JP, IN; 12,000 patients treated globally to date  Validated & commercialized

 11  Clear Unmet Need for Early, Effective and Selective Non-Surgical Eschar Removal in Severe Burns  Eschar removal is the  1st critical step in burn care  Loss of healthy tissue & blood  Current practice* is   traumatic & non-selective  Prevents local infection and sepsis  Eschar  Requires surgical team, operating room  Challenging  in delicate areas   Avoids further deterioration and scarring  Enables initiation  of wound  healing  Allows visual assessment of wound bed  *current non-surgical eschar removal has limited efficacy, and requires multiple dressing changes

 12  Indicated for eschar removal of deep-partial & full-thickness thermal burns  A sterile mixture of proteolytic enzymes  Effectively removes eschar within  4 hours without harming viable tissue or blood loss  Allows for early visual assessment of the wound  Before  After  Disruptive Bioactive Therapy for Burn Care  Significantly reduces need for surgery & improves patient outcomes  Easy-to-use, topical application at patient’s bedside

 13  NexoBrid® - Phase III Studies Demonstrate Superiority  Incidence of complete eschar removal   P<0.0001  Time to complete eschar removal   P<0.0001  NexoBrid N=75  SOC N=75  1.0  0.5  0.0  0  10  20  30  40  Incidence of surgical eschar removal  P <0.0001  Blood loss  P<0.0001  NexoBrid®  SOC  SOC®  NexoBrid®  SOC  NexoBrid®  Gel Vehicle  [N=175]  [N=175]  [N=175]  [N=175]  Consistent with EU Phase III study & pediatrics Phase III study  No safety issues after  24 month follow-up  Non-inferiority in time to complete wound closure & scarring  NexoBrid®  SOC  815ml  14ml

 Next-Generation Enzymatic Debridement for Wound Care  Superior to SOC -  Sets a new bar for efficacy  De-risked: Based on a validated technology  Targets $2B market opportunity

 Modalities by Efficacy and Convenience  Modalities by Wound Type (U.S.)*  Efficacy  Trained Specialist  Untrained HCP/ Nurses   Ultrasonic  Hydrosurgery  Biological  Sharp  Enzymatic  Autolytic  29%  29%  Legend  15  Approaches in Chronic Wound Debridement are abundant but sub-optimal   *Source: OW Primary Research (6/2022) | VLU – Venus Leg Ulcers | DFU – Diabetic Foot Ulcer  Surgical

 16  Targeting debridement of chronic and  hard-to-heal wounds  Investigational drug containing a sterile mixture of proteolytic enzymes  Debrides chronic wounds in 4-6 daily applications  Next-Generation Enzymatic Debridement - Wound Bed Preparation within Days  Inline with current treatment workflows and reimbursement landscape  Easy to use, daily topical application for outpatient setting  Extended IP protection  *Investigational Drug, not approved in any jurisdiction  *Investigational Drug, not approved in any jurisdiction  VLU  Before  After  Before  After  DFU  ®

EscharEx® Phase II Studies - High Efficacy vs. SOC

Primary Endpoint



63%
30%
P = 0.004
EscharEx®
N = 46
Gel Vehicle
N = 43

Incidence of complete debridement

EscharEx vs. Non-Surgical SOC



63%
13%
P<0.001
EscharEx®
N = 46
NSSOC
N = 30

Incidence of complete debridement



12.8
3.6
P <0.001
EscharEx®
N = 29
NSSOC
N = 21

Average # of applications



% of subjects
100
90
80
70
60
50
40
30
20
10
0
EscharEx
NSSOC
P = 0.016
0
20
40
60
80
100
120
# of Days

Time to complete debridement

EscharEx - 9 days vs. NSSOC - 59 days

Current enzymatic treatment has limited efficacy and is slow acting

EscharEx® No safety issues | Consistent with two additional phase II studies

MediWound 17

 18  *Source: OW Primary Research (6/2022)  29%  55%  Market potential growth  EscharEx® anticipated to draw share from all other debridement modalities  2.1M patients  VLU: 1.0M | DFU: 1.1M  400K patients  1.3M patients  VLU: 560K   DFU: 770K  2022 Epidemiology Estimate  TAM - $2B   30% expected market share  70% eligible debridement   EscharEx® U.S. Market Opportunity*  Cost of treatment: 1,500-1,800$

EscharEx® Phase III Study in VLU Patients

STUDY OBJECTIVES

To assess safety and efficacy of EscharEx compared to Gel Vehicle in VLUs

STUDY DESIGN

A global (USA, EU, Israel), randomized, double blind, adaptive design study in patients with VLUs

Two arms: EscharEx vs. Gel Vehicle, 1:1 ratio

Sample size: 244 VLU patients, Interim assessment after 160 patients

Treatment: up to 8 applications of 24 hours each

Overall duration: up to 25 weeks

ENDPOINTS

Co-primary*:

Incidence of complete debridement

Time to wound closure

Secondary:

Time to complete debridement

Incidence of complete granulation tissue

Wound area reduction

Safety:

Safety & tolerability | Change in pain | Immunogenicity

Incidence of wound closure

(*) Co-primary endpoints are supported by Phase II data:

1. Incidence of complete debridement: 63% vs. 30% (p=0.004)
2. Time to wound bed prepared for closure: 11 days vs. 85 days (p=0.002)

EscharEx®
MediWound
19

Novel biotherapy for  Non-Melanoma Skin Cancer  MW005  Effective and safe topical application  BCC is the most frequently diagnosed skin cancer in the U.S.

 21  Novel Biotherapy for Non-Melanoma Skin Cancer  MW005  Before  After  The Market  4.3M annual cases of Basal Cell Carcinomas diagnosed in the US   Surgery is the SOC; topical products have high AEs & recurrence rates  The Product  Investigational drug containing a sterile mixture of proteolytic enzymes  Easy to use, high potency, 5-7 topical applications   US Phase I/II study, demonstrated efficacy, safety and tolerability  MW005

 $26.5M revenues mainly from non-products  NexoBrid®  FDA approved  Robust EscharEx®  Phase II results  $42M in cash  22  Investment Highlights  2022  2023  2024-5  2026-7  $27.5M financing  EscharEx®  Phase III initiation  Scale-up  manufacturing facility  NexoBrid®  Product revenue  growth >30%  MW005 Phase I/II results  $30-40M Revenues from products  Additional revenues (BARDA, DoD)  Gross Margin >60%  EscharEx® approval  Cashflow positive  >$100M   Revenues with contribution  from EscharEx®